EXHIBIT 99.1

News Release dated January 7, 2019, Suncor Energy provides fourth quarter 2018 operations update

News Release

FOR IMMEDIATE RELEASE

Suncor Energy provides fourth quarter 2018 operations update

Calgary, Alberta (Jan. 7, 2019) – Suncor today provided an operations update for the fourth quarter of 2018, highlighting total upstream production of 831,000 barrels of oil equivalent per day (boe/d), which is a quarterly production record and represents an increase of 12% from the third quarter of 2018.  This record-breaking quarter reflects the results of the significant investment developing Fort Hills, and Suncor’s ongoing operational excellence focus across its assets, particularly at the Syncrude joint venture.

Oil sands operations produced approximately 433,000 barrels per day (bbls/d) in the quarter.  Fort Hills produced 183,000 bbls/d for the quarter, approximately 100,000 bbls/d net to Suncor, representing 94% of nameplate capacity.  Syncrude production was 355,000 bbls/d for the quarter, 209,000 bbls/d net to Suncor, representing 101% of nameplate capacity, and reflecting a new quarterly production record.  Total production from Exploration & Production was 90,000 boe/d during the fourth quarter.

Refining and Marketing operations demonstrated solid reliability with average refinery utilization of 101% for record quarterly crude throughput of 468,000 bbls/d. Refined product demand remained strong during the quarter.

“Fort Hills successfully completed its production ramp up ahead of schedule with production exceeding our guidance of 90% utilization for the quarter,” said Steve Williams, chief executive officer.  “During the quarter we had strong operational performance across our mining and in situ assets with Syncrude producing at record volumes and solid performance from Oil Sands operations, reflecting our focus on safety and operational excellence. Our integrated strategy and continued focus on value-added businesses has positioned us to perform well through volatile market conditions.”

In December 2018, the Government of Alberta announced an overall production curtailment program, effectively imposing production caps for 2019.  Suncor continues to work with the Government of Alberta and the Alberta Energy Regulator to manage and mitigate the unintended consequences of the curtailment orders on Suncor’s business.  At this time there is no change in Suncor’s production guidance as previously issued on Dec. 14, 2018, which included Suncor’s estimate of the impact of this evolving curtailment program on its business.

Suncor’s fourth quarter results will be issued Feb. 5, 2019.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: Suncor’s ongoing operational excellence focus across its assets; that Suncor’s integrated strategy and continued focus on value-added businesses has positioned the company to perform well through volatile market conditions; Suncor continuing to work with the Government of Alberta and the Alberta Energy Regulator to manage and mitigate the unintended consequences of the curtailment orders on Suncor’s business; that at this time there is no change in Suncor’s

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production guidance as previously issued on Dec. 14, 2018, which included Suncor’s estimate of the impact of the evolving curtailment program on its business; and Suncor’s fourth quarter results release date. Some of the forward-looking statements may be identified by words like “focus”, “strategy”, “guidance”, “estimate”, “will” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost-savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis dated Oct. 31, 2018, Suncor’s most recently filed Annual Information Form, Form 40-F and Annual Report to Shareholders and other documents Suncor files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel (bbl) to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or together.suncor.com

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